VALNEVA SE
Campus Bio-Ouest | 6, Rue Alain Bombard
44800 Saint-Herblain, France

Valneva Reports Nine-Month 2025 Financial Results and Provides Corporate Updates

•Total revenues of €127.0 million compared to €116.6 million in the first nine months of 2024
•Cash and cash equivalents of €143.5 million at end of September 2025
•Financial flexibility enhanced with successful debt refinancing in October 20251
•Lyme disease Phase 3 study VALOR on track
•Updated 2025 financial outlook confirmed1

Saint-Herblain (France), November 20, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported consolidated financial results for the first nine months of the year, ended September 30, 2025. The condensed consolidated interim financial results are available on the Company’s website (Financial Reports – Valneva).
Valneva will provide a live webcast of its nine-month 2025 results conference call beginning at
3 p.m. CET / 9 a.m. ET today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/okg8hcar

Nine-Month Financial Update
•Total revenues were €127.0 million compared to €116.6 million in the first nine months of 2024, an increase of 8.9%
•Product sales reached €119.4 million compared to €112.5 million in the first nine months of 2024, an increase of 6.2%
•Significant reduction in operating cash burn (€28.4 million in the first nine months of 2025 compared to €76.7 million in the first nine months of 2024)
•Net loss of €65.2 million compared to a net profit of €24.7 million in the first nine months of 2024, which included one-time net proceeds of €90.8 million from the sale of a Priority Review Voucher (PRV)2

Full-year 2025 Financial Guidance
At the beginning of October, Valneva announced a revision of its 2025 guidance1, which it reiterates as follows:
•Product sales expected between €155-170 million, depending on the timing of shipments of chikungunya vaccine drug substance to commercial partners in low- and middle-income countries (LMICs); the commercial business is still expected to be cash flow positive
1 Valneva Strengthens Financial Position by Refinancing Debt with Pharmakon Advisors and Provides Business Updates - Valneva
2 Valneva Announces Sale of Priority Review Voucher for $103 Million - Valneva
November 20, 2025 VALNEVA SE

•Total revenues expected to reach €165-180 million
•Total R&D investments expected between €80-90 million, partially offset by grant funding and anticipated R&D tax credits

Financial Information
(Unaudited results, consolidated per IFRS)

€ in million	Nine months ended September 30,
	2025	2024
Total Revenues	127.0	116.6
Product Sales	119.4	112.5
Net profit/(loss)	(65.2)	24.7
Adjusted EBITDA[3]	(37.7)	48.6
Cash	143.5	156.3

Peter Bühler, Valneva’s Chief Financial Officer, commented, “In the third quarter, we continued to focus on strengthening our financial position, which led to the successful refinancing of our debt with improved financial terms. Combined with the substantial reduction in operating cash burn and proceeds from our ATM transactions, we have further enhanced Valneva’s financial flexibility as we approach the potentially transformative Phase 3 data readout for our Lyme disease vaccine candidate.”

Commercial Portfolio
Valneva’s commercial portfolio is composed of three travel vaccines, IXIARO®/JESPECT®, DUKORAL® and recently launched IXCHIQ®. The Company also distributes certain third-party products in countries where it operates its own marketing and sales infrastructure.
Valneva’s sales in the first nine months of 2025 were €119.4 million compared to €112.5 million in the first nine months of 2024. The first nine months of 2025 included €16.1 million of third-party sales compared to €22.5 million in the first nine months of 2024 due to the discontinuation of the distribution of Rabipur®/RabAvert® and Encepur® in the UK and Canada as of January 2025. Valneva expects that third-party sales will gradually wind down to less than 5% of its total sales by 2026/2027, allowing the Company to improve gross margins.
3 For additional information on Adjusted EBITDA, please refer to the “Non-IFRS Financial Measures” section at the end of the PR

In June 2025, Valneva announced an exclusive agreement with CSL Seqirus, one of the world’s largest influenza vaccine companies, for the marketing and distribution of Valneva’s three proprietary vaccines in Germany. Under the agreed terms, CSL Seqirus has launched Valneva’s single-dose chikungunya vaccine IXCHIQ® and will begin commercializing Valneva’s Japanese encephalitis vaccine IXIARO® and cholera/ETEC vaccine DUKORAL® from January 2026.

JAPANESE ENCEPHALITIS VACCINE IXIARO®/JESPECT®
In the first nine months of 2025, IXIARO®/JESPECT® sales increased by 12.5% to €74.3 million compared to €66.0 million in the first nine months of 2024. Sales to both travelers and the U.S. military showed double digit growth compared to the first nine months of 2024, when sales were impacted by IXIARO® supply constraints. Foreign currency fluctuations of €0.8 million adversely impacted sales of IXIARO®/JESPECT® during the first nine months of 2025.
CHOLERA / ETEC4-DIARRHEA VACCINE DUKORAL®
In the first nine months of 2025, DUKORAL® sales were €21.5 million compared to €22.3 million in the first nine months of 2024. Sales were notably affected by €0.4 million of adverse currency fluctuations mainly resulting from a weakening Canadian dollar and lower sales in Germany as the distribution of the vaccine is gradually transitioning from the current distributor to CSL Seqirus.
CHIKUNGUNYA VACCINE IXCHIQ®
In the first nine months of 2025, Valneva reported IXCHIQ® sales of €7.6 million compared to sales of €1.8 million in the first nine months of 2024. While IXCHIQ® sales included the supply of vaccine doses to combat a major chikungunya outbreak on the French island of La Réunion, the temporary restrictions and U.S. license suspension5 significantly impacted sales in the travelers’ segment, leading to an adjustment of guidance.

Valneva responded to the FDA and is awaiting further information from the U.S. regulatory agency. The Company is meanwhile focused on increasing sales in other territories, including Low- and Middle-Income Countries (LMICs). Valneva recently reported positive long-term
4 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
5 https://valneva.com/press-release/valneva-announces-fdas-decision-to-suspend-license-of-chikungunya-vaccine-ixchiq-in-the-u-s/

antibody persistence data four years after vaccination with a single dose of IXCHIQ®, showing a 95% seroresponse that was comparable in older (65+) and younger adults6. This differentiating feature provides a competitive advantage for both repeat travelers and in endemic areas.

Clinical Vaccine Candidates
LYME DISEASE VACCINE CANDIDATE – VLA15
Phase 3 VALOR study on track
Valneva and Pfizer are developing VLA15, a vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease. Pfizer is currently executing the randomized, placebo-controlled Phase 3 field efficacy study, VALOR (Vaccine Against Lyme for Outdoor Recreationists).
Vaccinations have been completed and Valneva expects VALOR trial outcomes to be announced in the first half of 2026, followed by regulatory submissions as planned. Pfizer aims to submit a Biologics License Application (BLA) to the U.S. FDA and a Marketing Authorization Application (MAA) to EMA in 2026, subject to positive Phase 3 data.

SHIGELLA VACCINE CANDIDATE – S4V2
Two Phase 2 trials ongoing
S4V2 is the world’s most clinically advanced tetravalent vaccine candidate against shigellosis, the second leading cause of fatal diarrhea worldwide. Two clinical studies of S4V2, a Phase 2 infant safety and immunogenicity study7, and a Phase 2b Human Challenge Study (CHIM)8, sponsored by LimmaTech Biologics AG, are ongoing. Subject to positive results for both studies, Valneva will assume responsibility for all further development9.
No approved multivalent Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)10. In October 2024, the U.S. FDA granted Fast Track designation to S4V2,
6 https://valneva.com/press-release/valneva-reports-95-seroresponse-four-years-after-single-shot-of-chikungunya-vaccine-ixchiq/
7 Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva
8 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2
9 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
10 Immunization, Vaccines and Biologicals (who.int)

recognizing its potential to address a serious condition and fill an unmet medical need11. The global market for a vaccine against Shigella is estimated to exceed $500 million annually12.

ZIKA VACCINE CANDIDATE – VLA1601
Positive Phase 1 results
Valneva recently announced positive safety and immunogenicity results for the Phase 1 clinical trial of VLA1601, its second-generation adjuvanted inactivated vaccine candidate against the Zika virus (ZIKV)13. Data up to Day 57 (four weeks after the second dose) showed that VLA1601 was generally safe, well tolerated and immunogenic across all five treatment arms investigated.
Despite the medical need, regulatory pathways and market opportunities for potential Zika vaccines remain uncertain. Valneva will therefore only consider further potential development steps for VLA1601 if concrete private and public funding opportunities materialize.

Nine Months 2025 Financial Review
(Unaudited, consolidated under IFRS)

Revenues
Valneva’s total revenues were €127.0 million in the first nine months of 2025 compared to €116.6 million in the first nine months of 2024.
Valneva’s total product sales reached €119.4 million in the first nine months of 2025 compared to €112.5 million in the same period of 2024. The 6.2% sales growth was mainly driven by IXIARO®/JESPECT® and IXCHIQ® while the planned discontinuation of certain third-party product distribution and foreign currency fluctuations of €1.3 million adversely impacted sales during the first nine months of 2025.
Other revenues, including revenues from collaborations, licensing and services increased to €7.6 million in the first nine months of 2025 compared to €4.2 million in the same period of 2024. The increase mainly resulted from revenues recognized under the exclusive license agreement with the Serum Institute of India for Valneva’s single-shot chikungunya vaccine.
Operating Result and adjusted EBITDA
Costs of goods and services sold (COGS) were €71.1 million in the first nine months of 2025 compared to €71.3 million in the same period of 2024. The gross margin on commercial product
11 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
12 LEK analysis
13 https://valneva.com/press-release/valneva-reports-positive-results-for-phase-1-trial-of-second-generation-zika-vaccine-candidate/

sales, excluding IXCHIQ®, amounted to 57.2% compared to 48.6% in the first nine months of 2024. The improvement in the gross margin was driven primarily by better manufacturing performance and improvements in the overall product sales mix.
COGS of €27.3 million related to IXIARO® sales, €10.3 million related to DUKORAL® sales, €10.2 million to the third-party products distribution business and €8.6 million to IXCHIQ®. Additional €8.2 million COGS resulted from idle capacity and other costs not allocated to products and €6.3 million from cost of services.
Research and development expenses amounted to €59.7 million in the first nine months of 2025, compared to €48.6 million in the first nine months of 2024. This increase was mainly driven by higher costs related to the Shigella vaccine candidate following the R&D collaboration agreement with LimmaTech Biologics AG and costs related to Phase 4 post-marketing commitments for IXCHIQ®.
Marketing and distribution expenses in the first nine months of 2025 amounted to €28.6 million compared to €35.7 million in the first nine months of 2024. The decrease was mainly related to a reduction in advertising, promotional and consultancy spending, following the launch of IXCHIQ®.
In the first nine months of 2025, general and administrative expenses reduced to €29.5 million from €32.6 million in the same period of 2024. The reductions were primarily related to lower recruitment spending and insurance charges as well as savings in advisory and professional services.
During the first nine months of 2024, a net gain of €90.8 million from the sale of the PRV was recorded and did not recur in 2025.
Other income, net of other expenses, decreased to €8.0 million in the first nine months of 2025 from €14.9 million in the first nine months of 2024. The reduction was mainly related to lower grant income from Scottish Enterprise and lower eligible R&D spend resulting in reduced R&D tax credits in Austria in the first nine months of 2025.
Valneva recorded an operating loss of €53.9 million in the first nine months of 2025 compared to an operating profit of €34.2 million in the comparative period of 2024. The decrease was mainly the result of the PRV sale in 2024, partly offset by higher gross profit and reduced SG&A spending in the first nine months of 2025.
Adjusted EBITDA (as defined below) loss was €37.7 million in the first nine months of 2025 compared to an adjusted EBITDA profit of €48.6 million in the comparative period of 2024, which benefited from the PRV sale.

Net Result
In the first nine months of 2025, Valneva generated a net loss of €65.2 million. This compared to a net profit of €24.7 million in the first nine months of 2024, mainly resulting from the sale of the PRV in February 2024.
Finance expense and currency effects in the first nine months of 2025 resulted in a net finance expense of €9.1 million, compared to a net finance expense of €13.4 million in the first nine months of 2024. This is mainly related to the development of USD exchange rate versus EUR, which generated a foreign currency profit of €6.3 million in the first nine months of 2025 compared to €3.0 million in the first nine months of 2024.

Cash Flow and Liquidity
Net cash used in operating activities amounted to €28.4 million in the first nine months of 2025 compared to €76.7 million in the same period of 2024. The significant reduction in cash used in operating activities compared to last year is driven by the increase in sales and efficient cost management.
Cash outflows from investing activities amounted to €1.4 million in the first nine months of 2025 compared to cash inflows of €72.2 million in the first nine months of 2024. Cash inflows in the first nine months of 2024 resulted from €90.8 million net proceeds from the sale of the PRV.
Net cash generated from financing activities amounted to €8.7 million in the first nine months of 2025 compared to a net cash inflow of €35.3 million in the first nine months of 2024. Cash inflows in the first nine months of 2025 included €26.2 million net proceeds from three ATM transactions. Cash inflows for the comparator period of 2024 included €57.5 million from a private placement.
Cash and cash equivalents were €143.5 million as at September 30, 2025, compared to €168.3 million at December 31, 2024.

Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provides additional analytical tools.

Adjusted EBITDA is defined as net profit / (loss) for the period before income tax, finance income/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.

A reconciliation of Adjusted EBITDA net profit / (loss), which is the most directly comparable IFRS measure, is set forth below:

€ in million	Nine months ended September 30,
(unaudited results, consolidated per IFRS)	2025	2024
Net profit / (loss)	(65.2)	24.7
Add:
Income tax (benefits)/expense	2.1	(3.9)
Total finance income	(1.9)	(1.3)
Total finance expense	17.3	17.7
Foreign currency (gain)/loss – net	(6.3)	(3.0)
Amortization	3.6	3.7
Depreciation	12.6	10.7
Impairment	0.0	0.0
Adjusted EBITDA	(37.7)	48.6

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward Looking Statement
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products, and financial guidance including projected product sales, total revenue and total R&D investments. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.